Annual Report

Cover Page

Name of issuer:

Boxabl Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 12/2/2017

Physical address of issuer:

6120 N Hollywood Blvd Ste 104
Las Vegas NV 89115

Website of issuer:

http://boxabl.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

12

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$4,806,007.00	$279,878.00
Cash & Cash Equivalents:	$3,676,341.00	$115,980.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$3,441,068.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$90,000.00	$60,000.00
Cost of Goods Sold:	$90,000.00	$60,000.00
Taxes Paid:	$0.00	$0.00
Net Income:	($1,162,792.00)	($707,547.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, BS, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Boxabl Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paolo Tiramani	CEO	Boxabl	2017
Galiano Tiramani	Manager	Boxabl	2020
Hamid Firooznia	CPA	CPA	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Greg Ehlers	COO	2020
Paolo Tiramani	President	2017
Paolo Tiramani	Secretary	2017
Paolo Tiramani	Treasurer	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Paolo Tiramani	222000000.0 common stock	74.0
Galiano Tiramani	78000000.0 common stock	26.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **We have a limited operating history with a history of losses and we may not achieve or maintain profitability in the future.** The company has operated at a loss since inception and historically relied on contributions from its owners to meet its growth needs. Further we have yet to receive any revenue from the sale of Boxes, our sole intended product. We expect to make significant future investments in order to develop and expand our business, which we believe will result in additional capital expenses, marketing and general and administrative expenses that will require raising funds in these offerings to cover these additional costs until we are able to generate significant revenue.
>
> **Our future success is dependent on the continued service of our senior management and in particular our Founder and Chief Executive Officer Paolo Tiramani.** Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. This is particularly true of our Founder and Chief Executive Officer Paolo Tiramani, who designed and patented our core intellectual property. The experience, technical skills and commercial relationships of our key personnel provide us with a competitive advantage, particularly as we are building our brand recognition and reputation.
>
> **We may not be able to effectively manage our growth, and any failure to do so may have an adverse effect on our business and operating results.** We have received substantial interest in our Casita Boxes and will strive to meet that demand. This will require significant scaling up of operations, including acquiring facilities space, and skilled labor. To date, we do not have any experience manufacturing our products at a commercial scale. If we are unable to effectively manage our scaling up in operations, we could face unanticipated slowdowns and problems and costs that harm our ability to meet production demands.
>
> **Decreased demand in the housing industry would adversely affect our business.** Demand for new housing construction is tied to the broader economy and factors outside the company's control. Should factors such as the COVID-19 pandemic result in continued loss of general economic activity, we could experience a slower growth in demand for our Boxes.
>
> **If we do not protect our brand and reputation for quality and reliability, or if consumers associate negative impressions of our brand, our business will be adversely affected.** As a new entrant in the highly competitive home construction market, our ability to successfully grow our business is highly dependent on the reputation we establish for quality and reliability. To date, we have built a positive reputation based on our demonstration products for trade shows and conferences. As we expand operations to selling Boxes, we will need to deliver on the quality and reliability that is expected of us. If potential customers create a negative association about our brand, whether warranted or not, our business could be harmed.
>
> **We depend upon our patents and trademarks licensed from a related party.** Any failure to protect those intellectual property rights, or any claims that our technology infringes upon the rights of others may adversely affect our competitive position and brand equity. Our future success depends significantly on the intellectual property created by our founder and which is owned by a related entity, Build IP LLC. If Build IP LLC is unable to protect that intellectual property from infringement, or if it is found to infringe on others our business would be materially harmed as competitors could utilize our same building and shipping designs.
>
> **We do not yet have a suitable manufacturing facility to begin production as the scale necessary to make the business viable.** Proceeds from this offering will be used to secure suitable manufacturing space in the Las Vegas area for our Boxes. Currently, we only have sufficient space to produce demonstration products. Our

business relies on being able to produce our Boxes at scale, which can only be done once we have manufacturing space that is large enough for specialization of functions during the manufacturing process. If we are not able to obtain such manufacturing space in a timely manner, or on reasonable terms, our financial results may be negatively impacted.

We will rely on third-party builders to construct our Boxes on site as well as we intend to rely on third-party franchisees. The failure of those builders to properly construct homes and franchisee manufacturers to properly manufacture Boxes could damage our reputation, result in costly litigation and materially impact our ability to succeed. We sell our Boxes to Boxabl trained and certified builders, who are then responsible for on-site building and assembly. Purchasers can also order directly from us, and they will need to engage their own builders. We may discover that builders are engaging in improper construction practices, negatively impacting the reliability of our Boxes. Further, we not only intend to manufacturer the Boxes at our own factories but also to rely on third-party franchisees to manufacture our Boxes. To the extent that we do, we cannot be certain that any such franchisees will act in a manner consistent with our standards and requirements and produce Boxes in accordance with our quality standards. We may discover that our franchisees do not end up operating their franchises in accordance with our standards or applicable law. The occurrence of such events by the builders or franchisees could result in liability to us, or reputational damage.

If an unknown defect was detected in our Boxes or Box designs, our business would suffer and we may not be able to stay in business. In the ordinary course of our business, we could be subject to home warranty and construction defect claims. Defect claims may arise a significant period of time after a building with our Boxes has been completed. Although we maintain general liability insurance that we believe is adequate and may be reimbursed for losses by subcontractors that we engage to assemble our homes, an increase in the number of warranty and construction defect claims could have a material adverse effect on our results of operations. Furthermore, any design defect in our components may require us to correct the defect in all of the projects sold up until that time. Depending on the nature of the defect, we may not have the financial resources to do so and would not be able to stay in business. Even a defect that is relatively minor could be extremely costly to correct in every home and could impair our ability to operate profitably.

The housing industry is highly competitive and many of our competitors have greater financial resources than we do. Increased competition may make it difficult for us to operate and grow our business. The housing industry is highly competitive and we compete with traditional custom builders, manufactured and modular home builders, and other innovative entrants. In addition, we compete with existing homes that are offered for sale, which can reduce the interest in new construction. Many of our competitors have significantly greater resources than we do, a greater ability to obtain financing and the ability to accept more risk than we can prudently manage. If we are unable to compete effectively in this environment, we may not be able to continue to operate our business or achieve and maintain profitability.

Government regulations may cause project delay, increase our expenses, or increase the costs to our customers which could have a negative impact on our operations. We are subject to state modular home building codes, and projects are subject to permitting processes at the local level. If we encounter difficulties with obtaining state modular home approvals, we could experience increased costs in obtaining those approvals. Until state approvals are obtained, we would be limited in our ability to access that state market. Further, modular home codes may change over time, potentially increasing our costs, which we may not be able to pass on to customers, negatively impact our sales and profitability.

Increases in the cost of raw materials, or supply disruptions, could have a material adverse effect on our business. Our raw materials consist of steel, foams, and plastics, which primarily are sourced from, or dependent on materials sourced domestic vendors who may source their material from overseas. The costs of these materials may increase due to increased tariffs or shipping costs or reduced supply availability of these materials more generally. Further, global or local natural disruptions, including the COVID-19 pandemic, may impact the supply chain, including limiting work in factories producing the materials into useable forms or impacts on the supply chain. Disruptions in supply could result in delays in our production line, delaying delivery of products. Further, we may not be able to pass through any increased material costs to our customers which could have a material adverse effect on our ability to achieve profitability. To the extent that we are able to pass through increased costs, it may lessen any competitive advantage that we have based on price.

Any valuation at this stage is difficult to assess. The valuation for this offering was established by the company based on the best estimates of management, and is not based on historical financial results. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early stage companies, is difficult to assess and you may risk overpaying for your investment.

We include projections of future plans and performance in this Form C and our offering page. Projections rely on the occurrence of stated assumptions and should not assumptions not be correct or not occur, then the stated projections may be inaccurate. We include projected timelines in our "Plan of Operations" and include projected cost comparisons on our offering page. Those projections will only be achieved if the assumptions they are based on are correct. There are many reasons why the assumptions could be inaccurate, including customer acceptance, competition, general economic conditions and our own inability to execute our plans. Potential investors should take the assumptions in consideration when reading those projections, and consider whether they think they are reasonable.

You will not have significant influence on the management of the company. The day-to-day management, as well as big picture decisions will be made exclusively by our executive officers and directors. You will have a very limited ability, if at all, to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our stock unless he or she is willing to entrust all aspects of management to our executive officers and directors.

This investment is illiquid. There is no currently established market for reselling these securities and the company currently has no plans to list any of its shares on any over-the-counter (OTC) or similar exchange. If you decide that you want to resell these securities in the future, you may not be able to find a buyer. You should assume that you may not be able to liquidate your investment for some time, or be able to pledge these shares as collateral.

We expect to raise additional capital through equity and/or debt offerings to support our working capital requirements and operating losses. In order to fund future growth and development, we will likely need to raise additional funds in the future through offering equity or debt that converts into equity, which would dilute the ownership percentage of investors in this offering. See "Dilution." Furthermore, if we raise capital through debt, the holders of our debt would have priority over holders of equity, including the Series Seed Preferred Stock, and we may be required to accept terms that restrict our ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditures will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact our business, development, financial condition, operating results or prospects.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable

arising under the subscription agreement, which could result in less favorable
outcomes to the plaintiff(s) in any action under these agreements. Investors in
this offering will be bound by the subscription agreement both of which include a
provision under which investors waive the right to a jury trial of any claim they
may have against the company arising out of or relating to these agreements. By
signing these agreements, the investor warrants that the investor has reviewed
this waiver with his or her legal counsel, and knowingly and voluntarily waives the
investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine
whether the waiver was enforceable based on the facts and circumstances of that
case in accordance with the applicable state and federal law. To our knowledge,
the enforceability of a contractual pre-dispute jury trial waiver in connection with
claims arising under the federal securities laws has not been finally adjudicated by
a federal court. However, we believe that a contractual pre-dispute jury trial
waiver provision is generally enforceable, including under the laws of the State of
Nevada, which governs the subscription agreement. In determining whether to
enforce a contractual pre-dispute jury trial waiver provision, courts will generally
consider whether the visibility of the jury trial waiver provision within the
agreement is sufficiently prominent such that a party knowingly, intelligently and
voluntarily waived the right to a jury trial. We believe that this is the case with
respect to the subscription agreement. You should consult legal counsel
regarding the jury waiver provision before entering into the subscription
agreement.

If you bring a claim against the company in connection with matters arising under
the subscription agreement, including claims under federal securities laws, you
may not be entitled to a jury trial with respect to those claims, which may have
the effect of limiting and discouraging lawsuits against us. If a lawsuit is brought
against us under this agreement, it may be heard only by a judge or justice of the
applicable trial court, which would be conducted according to different civil
procedures and may result in different outcomes than a trial by jury would have
had, including results that could be less favorable to the plaintiff(s) in such an
action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law,
an action could proceed under the terms of the subscription agreement with a
jury trial. No condition, stipulation or provision of the subscription agreement
serves as a waiver by any holder of common shares or by us of compliance with
any substantive provision of the federal securities laws and the rules and
regulations promulgated under those laws.

**Our Articles of Incorporation includes a forum selection provision, which could
result in less favorable outcomes to the plaintiff(s) in any action against our
company.** Our Articles of Incorporation includes a forum selection provision that
requires any claims against us by stockholders involving, with limited exceptions:

(1) brought in the name or right of the Corporation or on its behalf;
(2) asserting a claim for breach of any fiduciary duty owed by any director,
officer, employee or agent of the company to the company or the company's
stockholders;
(3) arising or asserting a claim arising pursuant to any provision of Chapters 78 or
92A of the Nevada Revised Statutes or any provision of these Articles of
Incorporation (including any Preferred Stock designation) or the bylaws;
(4) to interpret, apply, enforce or determine the validity of these Articles of
Incorporation (including any Preferred Stock designation) or the bylaws; or
(5) -asserting a claim governed by the internal affairs doctrine.

Any of the above actions are required to be brought in the Eighth Judicial District
Court of Clark County, Nevada. This forum selection provision may limit investors'
ability to bring claims in judicial forums that they find favorable to such disputes
and may discourage lawsuits with respect to such claims. Note, this provision
does not apply to any suits brought to enforce any liability or duty created by the
Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as
amended, or to any claim for which the federal courts have exclusive jurisdiction.

The company may undertake an offering under Regulation A in the future. If the
company undertakes an offering of securities in reliance on Regulation A under
the Securities Act, or registers an offering under that Act, it will have to produce
audited financial statements and disclose more information than in this Form C.
Such information may be significantly different and investors may have made a
different investment decision if they had had access to such information.

**By executing the subscription agreement in this offering, investors will join as
Stockholders under our Stockholders Agreement**. The company has established a
Stockholders Agreement between itself, Paolo Tiramani, Galiano Tiramani, and
each new stockholder to the company. The agreement provides for among, other
items, control of the directorships of the company by Paolo Tiramani and Galiano
Tiramani, restrictions on transfer of the securities in this offering, and a right for
either Paolo Tiramani or Galiano Tiramani to call for the acquisition of securities
issued to investors in this offering as a fair market value established by a valuation
service.

**The Stockholders Agreement places limitations on the transferability of our
securities**. Pursuant to Article III of the Stockholders Agreement, investors will not
be allowed to transfer shares acquired in this offering, except under limited
circumstance following approval of the Board of Directors of the Company and
satisfaction of the provisions of a right of first refusal granted to Paolo Tiramani
and Galiano Tiramani. Investors should note that these restrictions on
transferability are in addition to any restrictions provided by statute or regulation.

**The Stockholders Agreement includes a call right for Paolo Tiramani or Galiano
Tiramani to repurchase the shares of investors in this offering.** Investors should
be aware that should this call right be exercised, they would be required to sell
their shares at the fair market price established by a valuation service. Investors
may disagree with this valuation, but will be compelled to sell their shares
nonetheless.

Change in terms to stockholders equity
In March 2021 the company filed the Amended and Restated Articles of
Incorporation of this corporation currently in effect be amended and restated in
their entirety to read as follows: The total number of shares of all classes of stock
which the Corporation shall have authority to issue is 510,000,000, consisting of
(a) 425,000,000 shares of Common Stock, $0.0001 par value per share
("Common Stock") and (b) 85,000,000 shares of Preferred Stock, $0.0001 par
value per share ("Preferred Stock"). The Board is expressly authorized to provide
for the issuance of all or any shares of Preferred Stock in one or more series, and
to fix for each such series such voting powers, full or limited, or no voting powers,
and such distinctive designations, preferences and relative, participating, optional
or other special rights and such qualifications, limitations or restrictions thereof,
as shall be stated and expressed in the resolutions adopted by the Board
providing for the issuance of such series and as may be permitted by the NRS,
including, without limitation, the authority to provide that any such series may be
(a) subject to redemption at such time or times and at such price or prices, (b)
entitled to receive dividends (which may be cumulative or non-cumulative) at
such rates, on such conditions, and at such times, and payable in preference to, or
in such relation to, the dividends payable on any other class or classes or any
other series, or (c) entitled to such rights upon the dissolution of, or upon any
distribution of the assets of, the Corporation, all as may be stated in such
resolution or resolutions.

Our future success depends on the efforts of a small management team. The loss
of services of the members of the management team may have an adverse effect
on the company. There can be no assurance that we will be successful in
attracting and retaining other personnel we require to successfully grow our
business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series A Preferred Stock	75,000,000	17,086,479	No
Common Stock	425,000,000	300,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	03/31/21
Amount	$2,000,000.00
Interest rate	10.0% per annum
Discount rate	50.0%
Uncapped Note	Yes
Maturity date	03/31/23

On November 17, 2020, the Company also commenced an offering of convertible notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of Convertible Promissory Notes. Simple interest will accrue on an annual rate of 10/% per annum. If the Company issues Equity Securities, for the Regulation A offering, the notes and accrued interest will be automatically converting into Series A Preferred Stock at a conversion price of equal to 50% of the per share price paid by the purchasers of such equity securities in the offering. If the Notes have not been previously converted, principle and unpaid accrued interest on the Notes will be due and payable at March 31, 2023.

Convertible Note

Issue date	04/21/21
Amount	$988,828.00
Interest rate	10.0% per annum
Discount rate	25.0%
Uncapped Note	Yes
Maturity date	03/31/23

On November 17, 2020, the Company commenced an offering of convertible promissory notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of convertible promissory notes. Simple interest will accrue on an annual rate of 10.0% per annum. If the Company issues securities, under the anticipated Regulation A offering, the convertible promissory notes and accrued interest will automatically convert into shares offered under that offering at a conversion price equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the convertible promissory notes have not been previously converted, principle and unpaid accrued interest will be due and payable at March 31, 2023

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
	Regulation D, 506(c)		$778,932	General operations
12/2020	Regulation D, 506(c)	Priced Round	$1,102,224	General operations
3/2021	Regulation D, Rule 506(c)	Convertible Note	$2,000,000	General operations
4/2021	Regulation D, Rule 506(b)	Preferred stock	$532,250	General operations
4/2021	Regulation D, Rule 506(b)	Convertible Note	$988,828	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Paolo Tiramani
Amount Invested	$563,910.63
Transaction type	Loan
Issue date	03/30/21
Outstanding principal plus interest	$569,836.00 as of 04/21/21

Interest rate	4.25% per annum
Maturity date	12/31/22
Outstanding	Yes
Current with payments	Yes
Relationship	Majority shareholder

The note is due upon demand. The interest rate is prime plus 1%. Shareholder loaned the money to the company during the course of 2020 with a verbal agreement and later was formalized by the note payable March 30, 2021.

Name	Build IP LLC
Amount Invested	$0.00
Transaction type	Other
Issue date	06/16/20
Relationship	Common Control

On June 16, 2020, the company entered into an exclusive license agreement with Build IP LLC, a company controlled by Boxabl's founder and CEO, Paolo Tiramani. The license agreement provides that the company will pay a license fee of 1% of the net selling price of any of the company's products.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Boxabl will mass produce room modules that stack and connect to create any custom building. We have invented a new way to manufacture buildings that we think can revolutionize the construction industry.

To date we have produced demonstration homes but are in the position to mass produce homes following the acquisition of factory space.

Goals,

-Rapidly manufacture buildings faster than competitors
-Reduce costs to lower than competitors
-Outperform traditional buildings on ratings
After completion of our initial mass productions style factory we will have the blueprint to replicate these factories over the entire world. Within 5 years we plan to take on partners or franchisees that can help build many new Boxabl factories.

Within 1 year of funding we hope to have our plant fully operational. After that we will focus on refining the process, and adding more automation when appropriate. To date we have more demand than we can satisfy, we expect this to keep growing.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Boxabl Inc. was incorporated in the State of Nevada in June 2020.

Since then, we have:

- We have secured a 170k ft. manufacturing facility.
- We have received 2 purchase orders from ADS, Inc., for $9,245,000, to deliver 156 homes to the federal government.
- Paid customer deposits for 2,000+ houses, potential of $100,000,000+ in revenue, 17+ Patent filings
- Massive Interest 20,000+ no deposit Casita reservations, totaling $1 billion in potential orders
- Huge social impact, potential to improve the quality of life for millions of people.
- Guided by Porsche Consulting Inc. for the design and implementation of Boxabl's new factory

Historical Results of Operations

Our company was organized in December 2, 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $90,000. Our gross margin was 0.0%.
- *Assets.* As of December 31, 2020, the Company had total assets of $4,806,007, including $3,676,341 in cash.
- *Net Loss.* The Company has had net losses of $1,162,792 for 2020.

- *Liabilities*. The Company's liabilities totaled $3,441,068 for 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

We were able to obtain proceeds of $1,070,000 from this Offering.

We plan to use the proceeds as set forth in this Form C under "Use of Funds".

The Company's launch of Regulation CF and Regulation D capital raises resulted in net proceeds of $2,022,425 and the issuance of 15,515,891 Series A Preferred Stock at $0.14 per share during the year ended December 21, 2020.

On December 2, 2020, the Company was offering up to $1,000,000 worth of Series A Preferred Stock pursuant to 506(b) of Regulation D to investors in this offering at a price of $0.17 per share. This capital raise resulted in proceeds of $267,000 and the issuance of 1,570,588 Series A Preferred Stock at $0.17 per share as of December 31, 2020.

On November 17, 2020, the Company also commenced an offering of convertible notes pursuant to Rule 506(c) Regulation D, seeking to raise up to $50,000,000 of Convertible Promissory Notes. Simple interest will accrue on an annual rate of 10/% per annum. If the Company issues Equity Securities, for the Regulation A offering, the notes and accrued interest will be automatically converting into Series A Preferred Stock at a conversion price of equal to 75% of the per share price paid by the purchasers of such equity securities in the offering. If the Notes have not been previously converted, principle and unpaid accrued interest on the Notes will be due and payable at March 31, 2023. The Convertible Promissory Notes capital raise resulted in $167,700 in convertible notes as of December 31, 2020.

The Company has filed to raise up to $49,500,000 pursuant to Regulation A offering. The Company is offering a maximum of 62,658,228 shares of its Series A-1 Preferred Stock at a price of $0.79 per share on a "best-efforts" basis, as well as up to 3,571,429 shares of its Series A Preferred Stock at a price of $0.14 per share. The Company has set a minimum of $1,000,000 in gross proceeds to be received prior to the occurrence of any closing for Series A -1 Preferred Stock. There is no minimum for the Series A Preferred Stock.

We will require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. The company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Boxabl Inc. cash in hand is $3,676,341, as of December 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $223,333/month, for an average burn rate of $223,333 per month.

he company has purchased approximately, $2,000,000 in factory equipment and $435,000 in inventory to begin production by June 2021.

The company has acquired a 173,000 sq. ft. manufacturing facility. The lease begins May 1, 2021. The company purchased $2.5 million in manufacturing equipment the new facility and we expect to be producing Boxes by June 2021.

The company will begin manufacturing our product for our first order of 156 Boxes in June 2021. Our expected revenue in the next six months is $10 million.

Yes, we can continue to rely on contributions from our founder and CEO, Paolo Tiramani to fund the business if necessary. We are also seeking financing through a $49,500,000 offering under Rule 506(c) of Regulation D.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter.

Refer to Appendix C, Financial Statements

I, Paolo Tiramani, certify that:

(1) the financial statements of Boxabl Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Boxabl Inc. included in this Form reflects accurately the information reported on the tax return for Boxabl Inc. filed for the most recently completed fiscal year.

Paolo Tiramani
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://boxabl.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Galiano Tiramani
Greg Ehlers
Hamid Firooznia
Paolo Tiramani
Paolo Tiramani

Appendix E: Supporting Documents

Boxabl_-_Joint_Written_Consent__Amended_and_Restated_Articles__4851-1288-3906_1.pdf
Stockholders_Agreem_box.pdf
Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Boxabl Reg CF Reg D Subscription Agreement v2

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Galiano Tiramani

Greg Ehlers

Hamid Firooznia

Paolo Tiramani

Paolo Tiramani

Appendix E: Supporting Documents

Boxabl_-_Joint_Written_Consent__Amended_and_Restated_Articles__4851-1288-3906_1.pdf
Stockholders_Agreem_box.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Boxabl Inc.

By

Galiano Tiramani

Business development

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities

Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Paolo Tiramani
_____
CEO
4/26/2021

Galiano Tiramani
_____
Business development
4/26/2021

The Annual Report must be signed by the Issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.